UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2021

MONTES ARCHIMEDES ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39597	85-1830874
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

724 Oak Grove Ave., Suite 130 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 384-6558

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	MAACU	The Nasdaq Stock Market LLC

Shares of Class A common stock included as part of the units	MAAC	The Nasdaq Stock Market LLC

Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	MAACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On May 1, 2021, Montes Archimedes Acquisition Corp., a Delaware corporation (“MAAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Roivant Sciences Ltd., a Bermuda exempted limited company (“Roivant”), and Rhine Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Pursuant to the transactions contemplated by the terms of the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into MAAC (the “Merger”), with MAAC surviving the Merger as a wholly-owned subsidiary of Roivant. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Business Combination Agreement.

Lock-Up Agreements

In connection with the transactions contemplated by the Business Combination Agreement, on June 9, 2021, Roivant, on the one hand, and both of the independent directors of MAAC (the “MAAC Independent Directors”) on the other hand, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, among other things, the MAAC Independent Directors agreed not to effect any sale or distribution of the Roivant Common Shares (as defined below) held by the MAAC Independent Directors immediately following closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) during the applicable lock-up period. Pursuant to the Lock-up Agreements, the Roivant Common Shares held by the MAAC Independent Directors shall be subject to the following lock-up periods: (i) with respect to 25% of the Roivant Common Shares held by the MAAC Independent Directors, six months following the Closing, (ii) with respect to 25% of the Roivant Common Shares held by the MAAC Independent Directors, the earlier of twelve months following the achievement of certain price-based vesting restrictions or six years following the Closing and (iii) with respect to the remaining 50% of the Roivant Common Shares held by the MAAC Independent Directors, thirty-six months following the Closing. The terms of the lock-up are subject to certain customary exceptions described further in the Lock-Up Agreements.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms of the Lock-Up Agreements, a copy of which is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Amendment No. 1 to the Business Combination Agreement

On June 9, 2021, MAAC entered into an amendment (the “BCA Amendment”) to the Business Combination Agreement. Pursuant to the BCA Amendment, the Business Combination Agreement was revised to reflect the execution of the Lock-Up Agreements described above. In particular, the BCA Amendment revised the Business Combination Agreement to:

•	reference the Lock-Up Agreements described above in the recitals of the Business Combination Agreement,

•	add definitions for “MAAC Independent Directors” and “MAAC Independent Director Transferee,”

•	amend and restate Section 2.1(b)(vii) of the Business Combination Agreement to provide that (a) each outstanding share of MAAC Class B common stock held by a MAAC Independent Director or a MAAC Independent Director Transferee (as defined in the BCA Amendment) outstanding immediately prior to the Effective Time be converted as of the Effective Time into the number of common shares of Roivant (“Roivant Common Shares”) equal to the Sponsor Exchange Ratio (as defined in the Sponsor Support Agreement), on the terms and subject to the conditions set forth in the Business Combination Agreement and the Sponsor Support Agreement (as defined below) and (b) a portion of the Roivant Common Shares held by a MAAC Independent Director or a MAAC Independent Director Transferee would become subject to the vesting provisions set forth in the Sponsor Support Agreement, and

•	amend and restate Section 2.3 of the Business Combination Agreement to reflect that no fractional shares shall be issued with respect to Roivant Common Shares that the MAAC Independent Directors and MAAC Independent Director Transferees have a right to receive in in connection with the Merger.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms of the BCA Amendment, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Amendment No. 1 to the Sponsor Support Agreement

On June 9, 2021, MAAC, Roivant, Patient Square Capital LLC, a Delaware limited liability company (the “MAAC Sponsor”), and each of James C. Momtazee, George Barrett, Stephen Oesterle and Maria C. Walker, (collectively, the “MAAC Insiders”, and together with the MAAC Sponsor, the “Shareholders”) entered into an amendment to that certain Sponsor Support Agreement (the “SSA Amendment”), entered into concurrently with the execution of the Business Combination Agreement (the “Sponsor Support Agreement”). Pursuant to the SSA Amendment, the Sponsor Support Agreement was revised to reflect the execution of the Lock-Up Agreements described above. In particular, the SSA Amendment revised the Sponsor Support Agreement to:

•	reference the MAAC Lock-Up Agreements in the recitals of the Sponsor Support Agreement,

•	conform the changes made pursuant to the BCA Amendment with respect to the Roivant Common Shares held by the MAAC Independent Directors, and

•	subject the Roivant Common Shares issued to each MAAC Independent Director in respect of his or her shares of MAAC Class B common stock to the same vesting conditions applicable to the Roivant Common Shares issued to the MAAC Sponsor. Specifically, (a) twenty percent of the Roivant Common Shares issued to each MAAC Independent Director will be treated as $15 Earn-Out Shares (as defined in the Sponsor Support Agreement) and (b) ten percent of the Roivant Common Shares issued to each MAAC Independent Director will be treated as $20 Earn-Out Shares (as defined in the Sponsor Support Agreement).

As previously disclosed on MAAC’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 3, 2021, the $15 Earn-Out Shares will vest if the closing price of the Roivant Common Shares is greater than or equal to $15.00 over any twenty out of thirty trading day period during the five year period following the Closing. The $20 Earn-Out Shares will vest if the closing price of the Roivant Common Shares is greater than or equal to $20.00 over any twenty out of thirty trading day period during the five year period following the Closing. The five year vesting period described in the preceding sentence will, if a definitive purchase agreement with respect to a Sale (as defined in the Sponsor Support Agreement) is entered into on or prior to the end of such period, be extended to the earlier of one day after the consummation of such Sale and the termination of such definitive transaction agreement, and if a Sale occurs during such five year (or, as applicable, longer) vesting period, then all of the Earn-Out Shares unvested as of such time will automatically vest immediately prior to the consummation of such Sale. If any Earn-Out Shares have not vested on or prior to the end of the five year (or, as applicable, longer) vesting period, then such Earn-Out Shares will be forfeited.

The foregoing description of the SSA Amendment does not purport to be complete and is qualified in its entirety by the terms of the SSA Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Additional Information

In connection with the proposed business combination, Roivant has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that includes a prospectus with respect to Roivant’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to the stockholder meeting of MAAC to vote on the proposed business combination. Stockholders of MAAC and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as well as the annexes thereto and the other documents to be filed with the SEC because these documents contain important information about MAAC, Roivant and the proposed business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of MAAC as of a record date to be established for voting on the proposed business combination. Stockholders of MAAC may also obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed or to be filed with the SEC without charge, by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Ave., Suite 130, Menlo Park, California 94025. The proxy statement/prospectus to be included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

MAAC, Roivant, their affiliates, and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this communication under the rules of the SEC. Information about the directors and executive officers of MAAC and their ownership is set forth in MAAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 (as amended on May 14, 2021) and subsequent filings, including on Form 10-Q and Form 4, all of which are or will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Ave., Suite 130, Menlo Park, California 94025. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the MAAC stockholders in connection with the proposed business combination is set forth in the Registration Statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of MAAC and Roivant believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of MAAC and Roivant caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Registration Statement relating to the proposed business combination filed by Roivant with the SEC and other documents filed by MAAC or Roivant from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither MAAC nor Roivant can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the proposed business combination due to the failure to obtain approval from MAAC’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the proposed business combination, the amount of redemption requests made by MAAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the Registration Statement filed by Roivant with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of MAAC (as amended) and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by MAAC, Roivant, their respective directors, officers or employees or any other person that MAAC and Roivant will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of MAAC and Roivant, as applicable, as of the date of this communication. Subsequent events and developments may cause that view to change. However, while MAAC and Roivant may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of MAAC or Roivant as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated as of June 9, 2021, by and among Montes Archimedes Acquisition Corp, Roivant Sciences Ltd. and Rhine Merger Sub, Inc.
10.1	Amendment No. 1 to the Sponsor Support Agreement, dated as of June 9, 2021, by and among Patient Square Capital LLC, Montes Archimedes Acquisition Corp, Roivant Sciences Ltd. and certain other persons party thereto.
10.2†	Form of Lock-Up Agreement, dated as of June 9, 2021, by and among Roivant Sciences Ltd. and certain other persons party thereto.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 9, 2021

MONTES ARCHIMEDES ACQUISITION CORP.

	By:	/s/ Maria C. Walker
		Name:	Maria C. Walker
		Title:	Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 1

to

Business Combination Agreement

This Amendment No. 1 to the Business Combination Agreement (this “Amendment”) is made as of June 9, 2021, by and among Montes Archimedes Acquisition Corp., a Delaware corporation (“MAAC”), and Roivant Sciences Ltd., a Bermuda exempted limited company (the “Company”). Capitalized terms used, but not otherwise defined herein, shall have the meaning given to them in the BCA (as defined below).

WHEREAS, on May 1, 2021, (a) MAAC, the Company and Rhine Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of the Company, entered into that certain Business Combination Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”) and (b) the Company, MAAC, Patient Square Capital LLC, a Delaware limited liability company (the “MAAC Sponsor”), and, solely for purposes of certain provisions therein, each of James C. Momtazee, George Barrett, Maria C. Walker and Steve Oesterle entered into that certain Sponsor Support Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Sponsor Support Agreement”);

WHEREAS, pursuant to Section 8.3 of the BCA, the BCA may be amended or modified only by a written agreement executed and delivered by MAAC and the Company;

WHEREAS, on the date hereof (a) MAAC, the Company, the MAAC Sponsor, James C. Momtazee, George Barrett, Maria C. Walker and Steve Oesterle are entering into Amendment No. 1 to the Sponsor Support Agreement in order to provide that, among other things, (i) each MAAC Class B Share held by a MAAC Independent Director or a MAAC Independent Director Transferee (each as defined in Section 1 below) issued and outstanding immediately prior to the Effective Time be converted as of the Effective Time into the number of Company Post-Closing Common Shares equal to the Sponsor Exchange Ratio, on the terms and subject to the conditions set forth in the BCA and the Sponsor Support Agreement, and (ii) a portion of the Company Post-Closing Common Shares that are issued to the MAAC Independent Directors or any MAAC Independent Director Transferee upon conversion of the MAAC Class B Shares in the Merger be subject to the vesting provisions set forth in the Sponsor Support Agreement, and (b) each MAAC Independent Director, on the one hand, and the Company, on the other hand, is entering into a Lock-Up Agreement; and

WHEREAS, each of MAAC and the Company desire to amend the BCA in connection with agreements described in the preceding recital.

NOW, THEREFORE, in consideration for the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, MAAC and the Company hereby agree to amend the BCA as follows:

1.                   Amendments to the BCA.

(a)                Section 1.1 of the BCA is hereby amended by adding the following new definitions in the appropriate alphabetical order:

“MAAC Independent Directors” means, collectively, George Barrett and Steve Oesterle.

“MAAC Independent Director Transferee” means any transferee of MAAC Class B Shares originally held by a MAAC Independent Director, prior to the Effective Time.

(b)                Section 2.1(b)(vii) of the BCA is hereby amended and restated in its entirety and replaced with the following:

“(vii) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (A) each (x) MAAC Class A Share and (y) each MAAC Class B Share that is not held by the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee (other than the MAAC Class A Shares and MAAC Class B Shares canceled and extinguished pursuant to Section 2.1(b)(ix)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into one Company Post-Closing Common Share and (B) each MAAC Class B Share issued and outstanding and held by the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the number of Company Post-Closing Common Shares equal to the Sponsor Exchange Ratio; provided that for the avoidance of doubt, a number of Company Post-Closing Common Shares owned by the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee, determined pursuant to the Sponsor Support Agreement, shall become subject to the vesting and other terms and conditions set forth in the Sponsor Support Agreement at the Effective Time. As of the Effective Time, all MAAC Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter represent the number of Company Post-Closing Common Shares into which such MAAC Shares were converted pursuant to this Agreement. From and after the Effective Time, each Pre-Closing MAAC Shareholder’s certificate(s) (the “Certificates”), if any, evidencing ownership of MAAC Shares and MAAC Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such MAAC Shares, except as otherwise expressly provided for herein or under applicable Law.”

(c)                Section 2.3 of the BCA is hereby amended and restated in its entirety and replaced with the following:

“Section 2.3 Fractional Shares. Notwithstanding the foregoing or anything to the contrary herein, no fractional Company Post-Closing Common Shares shall be issued in connection with the transactions contemplated hereby. Except with respect to Company Equity Awards, all fractional Company Post-Closing Common Shares that each Company Equityholder will have a right to receive in connection with the Company Pre-Closing Steps, as well as (a) all fractional Company Post-Closing Common Shares that the MAAC Sponsor and its Affiliates as holders of MAAC Class B Shares will have a right to receive in connection with the Merger and (b) all fractional Company Post-Closing Common Shares that each MAAC Independent Director and the applicable MAAC Independent Director Transferee(s) as holders of MAAC Class B Shares will have a right to receive in connection with the Merger, shall, in each case be aggregated and, if a fractional share results from such aggregation, such fractional share shall be rounded down to the nearest whole share.”

2.                   Effect of Amendments and Modifications. Except as expressly amended hereby, the BCA shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed. Whenever the BCA is referred to in any agreement, document or other instrument, such reference will be to the BCA as amended by this Amendment. For the avoidance of doubt, each reference in the BCA, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to May 1, 2021.

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3.                   Miscellaneous. Sections 8.5, 8.7, 8.10, 8.11, 8.15 and 8.16 of the BCA are incorporated herein by reference, mutatis mutandis.

[The remainder of this page intentionally left blank.]

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

MONTES ARCHIMEDES ACQUISITION CORP.

By:	/s/ Maria C. Walker
Name:	Maria C. Walker
Title:	Chief Financial Officer

ROIVANT SCIENCES LTD.

By:	/s/ Marianne Romeo
Name:	Marianne Romeo
Title:	Head, Global Transactions & Risk Management

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

Exhibit 10.1

AMENDMENT NO. 1

to

Sponsor support agreement

This Amendment No. 1 to the Sponsor Support Agreement (this “Amendment”) is made as of June 9, 2021, by and among Roivant Sciences Ltd., a Bermuda exempted limited company (the “Company”), Montes Archimedes Acquisition Corp., a Delaware corporation (“MAAC”), Patient Square Capital LLC, a Delaware limited liability company (the “MAAC Sponsor”), and each of James C. Momtazee, George Barrett, Maria C. Walker and Steve Oesterle (collectively, the “Insiders”, and together with the MAAC Sponsor, the “Shareholders”). Capitalized terms used, but not otherwise defined herein, shall have the meaning given to them in the Sponsor Support Agreement (as defined below) or the Business Combination Agreement (as defined below), as the context so requires.

WHEREAS, on May 1, 2021 (a) the Company, MAAC, the MAAC Sponsor and, solely for purposes of certain provisions therein, the Insiders entered into that certain Sponsor Support Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Sponsor Support Agreement”), and (b) MAAC, the Company and Rhine Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of the Company, entered into that certain Business Combination Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, including, for the avoidance of doubt, as amended by Amendment No. 1 to the Business Combination Agreement, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 16 of the Sponsor Support Agreement, the Sponsor Support Agreement may be amended if, and only if, such amendment is in writing and signed by the Company, MAAC and the Shareholders;

WHEREAS, the Company, MAAC and each Shareholder desires to amend the Sponsor Support Agreement to provide that, among other things, (a) each MAAC Class B Share held by George Barrett or Steve Oesterle (each, a “MAAC Independent Director”) issued and outstanding immediately prior to the Effective Time be converted as of the Effective Time into the number of Company Post-Closing Common Shares equal to the Sponsor Exchange Ratio, on the terms and subject to the conditions set forth in the Business Combination Agreement and the Sponsor Support Agreement, and (b) a portion of the Company Post-Closing Common Shares issued upon conversion of the MAAC Class B Shares held by a MAAC Independent Director in the Merger be subject to the vesting provisions set forth in the Sponsor Support Agreement; and

WHEREAS, on the date hereof (a) the Company and MAAC are entering into Amendment No. 1 to the Business Combination Agreement (“Amendment No. 1 to the Business Combination Agreement”) in connection with the amendments contemplated hereby and (b) each MAAC Independent Director, on the one hand, and the Company, on the other hand, are entering into a Lock-Up Agreement (each, a “MAAC Independent Director Lock-Up Agreement”); and

NOW, THEREFORE, in consideration for the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, MAAC and each Shareholder hereby agree to amend the Sponsor Support Agreement as follows:

1.             Amendments to the Sponsor Support Agreement.

(a)                Section 2 of the Sponsor Support Agreement is hereby amended and restated in its entirety and replaced with the following:

“2.           Earn-Out Shares.

(a)                Subject to, and conditioned upon the occurrence of and effective immediately after the Effective Time, (i) 20% of the number of Company Post-Closing Common Shares issued to the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director (as defined in the BCA) or any MAAC Independent Director Transferee (as defined in the BCA) upon the conversion of MAAC Class B Shares held by him, her or it immediately prior to the Effective Time (rounded up to the nearest whole share) shall be subject to the provisions set forth below in this Section 2 (such Company Post-Closing Common Shares, the “20% Earn-Out Shares”), (ii) 10% of the number of Company Post-Closing Common Shares issued to the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee(s) upon the conversion of MAAC Class B Shares held by him, her or it immediately prior to the Effective Time (rounded up to the nearest whole share) shall be subject to the provisions set forth below in this Section 2 (such Company Post-Closing Common Shares, the “10% Earn-Out Shares” and, together with the 20% Earn-Out Shares, the “Earn-Out Shares”) and (iii) the remaining 70% of the number of Company Post-Closing Common Shares issued to the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee upon the conversion of MAAC Class B Shares held by him, her or it immediately prior to the Effective Time (rounded down to the nearest whole share) shall not be subject to the provisions set forth below in this Section 2 (such Company Post-Closing Common Shares, the “Retained Shares”).

(b)                Subject to, and conditioned upon the occurrence of and effective immediately after the Effective Time, the Earn-Out Shares shall be unvested and subject to the restrictions and forfeiture provisions set forth in this Section 2. The Earn-Out Shares shall vest and become free of the provisions set forth in this Section 2 at such time as the Stock Price (as defined below) of Company Post-Closing Common Shares equals or exceeds (x) with respect to the 20% Earn-Out Shares, $15.00 per share (the “20% Trigger Price”), and (y) with respect to the 10% Earn-Out Shares, $20.00 per share (the “10% Trigger Price” and, together with the 20% Trigger Price, the “Trigger Price”), in each case, for any 20 Trading Days within any 30 Trading Day period commencing no earlier than the Closing Date and ending no later than the fifth (5th) anniversary of the Closing Date (the “Earn-Out End Date”); provided, however, that (i) if the Earn-Out End Date occurs on a day that is not a Trading Day, then the Earn-Out End Date shall be deemed to occur on the next following Trading Day, and (ii) if the Company or any of its Affiliates enters into a definitive agreement with respect to a Sale (as defined below) on or prior to the Earn-Out End Date, then the Earn-Out End Date shall be automatically extended and shall be deemed to occur on the earlier of (A) the day after such Sale is consummated and (B) the termination of such definitive agreement with respect to such Sale in accordance with its terms. Any Earn-Out Shares that have not vested in accordance with this Section 2(b) or Section 2(c) on or before the Earn-Out End Date will be immediately forfeited at 11:59 p.m., New York, New York time on the Earn-Out End Date.

(c)                In the event of a Sale (as defined below) on or prior to the Earn-Out End Date, any unvested Earn-Out Shares will fully vest and become free of the restrictions set forth in this Section 2 as of immediately prior to the closing of such Sale. For purposes of this Agreement, “Sale” means (A) a purchase, sale, exchange, merger, business combination or other transaction or series of related transactions in which substantially all of the Company Post-Closing Common Shares are, directly or indirectly, converted into cash, securities or other property or non-cash consideration (other than, in the case of this clause (A), any transaction in which the holders of Company Post-Closing Common Shares as of immediately prior to the consummation of such transaction continue to own all or substantially all of the equity securities of the Company (or any successor or parent entity of the Company) immediately following the consummation of such transaction), (B) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of the Company’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (C) any transaction or series of transactions that results, directly or indirectly, in the shareholders of the Company as of immediately prior to such transactions holding, in the aggregate, less than fifty percent (50%) of the voting Equity Securities of the Company (or any successor or parent company of the Company) immediately after the consummation thereof (excluding, for the avoidance of doubt, any Earn-out Shares) (in the case of each of clause (A), (B) or (C), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of Equity Securities or assets or otherwise).

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(d)                Each Shareholder agrees that he, she or it shall not engage in any Sale Transaction (as defined in the applicable Lock-Up Agreement) with respect to any of his, her or its Earn-Out Shares until such time as the Earn-Out Shares have vested pursuant to Section 2(b) or Section 2(c). Notwithstanding the foregoing or anything to the contrary herein, (i) the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee (and, for the avoidance of doubt, any permitted transferees pursuant to this clause (i)) may transfer all or any of the Earn-Out Shares held by him, her or it in any transfer of the type described in Sections 1(b)(iii)(A) through (C) or (F) of the applicable Lock-Up Agreement, provided that, in the case of a transfer of the type described in clauses (A) through (C), the transferee shall, in addition to any requirements in the applicable Lock-Up Agreement, agree in writing that he, she or it is receiving and holding such Earn-Out Shares subject to the provisions of this Section 2 and (ii) from and after a transfer pursuant to clause (i) of this sentence, all references to any of the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee in this Section 2 and Section 7 shall include such transferee and shall collectively mean the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee (to the extent that he, she or it then holds Earn-Out Shares) and each permitted transferee of the Earn-Out Shares originally held by the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee pursuant to clause (i) of this sentence (in each case, to the extent he, she or it then holds Earn-Out Shares). Each transferee of Earn-Out Shares pursuant to clause (i) of the preceding sentence shall be a third party beneficiary of this Section 2 and Section 7.

(e)                As used herein, “Stock Price” means, on any date on or after the Closing and on or prior to the Earn-Out End Date, the closing sale price per share of Company Post-Closing Common Shares reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by or an authoritative source generally used for such purposes and selected by the Company, and “Trading Day” means any day on which trading is generally conducted on Nasdaq or any other exchange on which the Company Post-Closing Common Shares are traded on or after the Closing and on or prior to the Earn-Out End Date. The Earn-out Shares and the applicable Trigger Price (and all references to Company Post-Closing Common Shares and each of the foregoing in this Agreement) shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Post-Closing Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Post-Closing Common Shares (or any other Equity Securities into which they are adjusted pursuant to this Section 2(e)) at any time prior to the vesting of the Earn-out Shares pursuant to this Section 2 so as to provide the holders of the Earn-Out Shares with the same economic effect as contemplated by this Section 2 prior to such event and as so adjusted shall, from and after the date of such event, be the Earn-Out Shares and the 20% Trigger Price or the 10% Trigger Price, as applicable.

(f)                 The Company shall use reasonable best efforts to remain listed as a public company on, and for the Earn-Out Shares to be tradable over, Nasdaq or any other nationally recognized U.S. stock exchange; provided, however, the foregoing shall not limit the Company or any of its Affiliates from consummating a Sale or entering into a definitive agreement that contemplates a Sale. Subject to Section 2(c) and the other applicable provisions of this Section 2, upon the consummation of Sale the Company shall have no further obligations under this Section 2(f).

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(g)             At the time that the Earn-Out Shares become vested pursuant to this Section 2, the Company shall remove any legends, stock transfer restrictions, stop transfer orders or similar restrictions with respect to the Earn-Out Shares related to such vesting or this Section 2 (other than, for the avoidance of doubt, those that relate to any applicable and then-existing Lock-Up Period (as defined in the applicable Lock-Up Agreement) with respect to such Earn-Out Shares).

(h)             For the avoidance of doubt, (i) the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee shall retain all of his, her or its rights as a stockholder of the Company with respect to the Earn-Out Shares owned by him, her or it during any period of time that such shares are subject to restriction on transfer or sale hereunder, including the right to vote any such shares and the right to receive dividends and other distributions with respect to such Earn-Out Shares prior to vesting (provided that dividends and other distributions with respect to Earn-Out Shares that are subject to vesting and are unvested at the time of such dividend or distribution shall be set aside by the Company and shall only be paid to such holders upon the vesting of such Earn-Out Shares (and, if any dividends or other distributions with respect to Earn-Out Shares are set aside and such Earn-Out Shares are subsequently forfeited pursuant to this Section 2, such set aside dividends or distributions shall become the property of the Company)), (ii) any Earn-Out Shares that vest in accordance with the terms of this Section 2 shall remain subject to any applicable Lock-Up Period set forth in the applicable Lock-Up Agreement and (iii) notwithstanding the expiration of any Lock-Up Period with respect to any Earn-Out Shares, such shares shall remain subject to any applicable restrictions set forth this Section 2.

(i)              The MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee shall determine, based on advice from its own tax advisors, whether to make an election under Section 83(b) of the Code with respect to its Earn-Out Shares.

(j)             The Parties agree and acknowledge that the Earn-Out Shares are intended to constitute “voting stock” within the meaning of Section 368(a)(1) of the Code and the Treasury Regulations promulgated thereunder received by of the MAAC Sponsor, any Affiliate of the MAAC Sponsor, any MAAC Independent Director or any MAAC Independent Director Transferee(s) in connection with the Merger, and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless (i) such Party requests that each of Kirkland & Ellis LLP and Davis Polk & Wardwell LLP provides written confirmation to the effect that such treatment is more likely than not correct, and each such law firm fails to provide such confirmation prior to the later of (A) thirty (30) days following such request is made and (B) sixty (60) days prior to the date on which the relevant Tax Return is due (taking into account applicable extensions); provided that the Parties shall provide customary factual representations to such law firm; provided, further, that, for the avoidance of doubt, the Parties shall not be required to restructure, or otherwise alter the terms of, the transaction as provided for in this Agreement or the Business Combination Agreement, or (ii) otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.”

(k)           The definition “Lock-Up Agreements” is hereby amended, and deemed, to include the MAAC Independent Director Lock-Up Agreements.”

(b)                  Notwithstanding anything in the Sponsor Support Agreement to the contrary, the Insiders acknowledge and agree that Section 2 of the Sponsor Support Agreement shall apply to the Insiders.

2.                   Effect of Amendments and Modifications. Except as expressly amended hereby, the Sponsor Support Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed. Whenever the Sponsor Support Agreement is referred to in any agreement, document or other instrument, such reference will be to the Sponsor Support as amended by this Amendment. For the avoidance of doubt, each reference in the Sponsor Support Agreement, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to May 1, 2021.

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3.                   Miscellaneous. Sections 8.5, 8.7, 8.10, 8.11, 8.15 and 8.16 of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

[The remainder of this page intentionally left blank.]

5

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

ROIVANT SCIENCES LTD.

By:	/s/ Marianne Romeo
Name:	Marianne Romeo
Title:	Head, Global Transactions & Risk Management

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

MONTES ARCHIMEDES ACQUISITION CORP.

By:	/s/ Maria C. Walker
Name:	Maria C. Walker
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

PATIENT SQUARE CAPITAL LLC

By:	/s/ Maria C. Walker
Name:	Maria C. Walker
Title:	Chief Financial Officer

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

INSIDERS

By:	/s/ George Barrett
Name:	George Barrett
Address:	6724 Perimeter Loop Road, #311 Dublin, Ohio 43017

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

INSIDERS

By:	/s/ James C. Momtazee
Name:	James C. Momtazee
Address:	724 Oak Grove Ave, Suite 130 Menlo Park, California 94025

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

INSIDERS

By:	/s/ Maria C. Walker
Name:	Maria C. Walker
Address:	8240 McDaniel Road Fort Worth, Texas 76126

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed as of the date first written above.

INSIDERS

By:	/s/ Steve Oesterle
Name:	Steve Oesterle
Address:	240 Oliver Ave S. Minneapolis, Minnesota 55405

[Signature Page to Amendment No. 1 to the Sponsor Support Agreement]

Exhibit 10.2

FORM OF LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is entered into as of June 9, 2021, by and among Roivant Sciences Ltd., a Bermuda exempted limited company (the “Company”), and the undersigned person (the “Holder”). Each of the Company and the Holder are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on the date hereof, the Company, Montes Archimedes Acquisition Corp., a Delaware corporation (“MAAC”), and Rhine Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), are entering into that certain Amendment No. 1 to the Business Combination Agreement (the “Amendment to the BCA”), which amends the Business Combination Agreement, dated May 1, 2021, by and among the Company, MAAC and Merger Sub (as amended by the Amendment to the BCA and as may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, the Business Combination Agreement contemplates that, on the terms and subject to the conditions therein, (a) on the Closing Date prior to the Closing, the Company will consummate the Company Pre-Closing Steps and (b) on the Closing Date promptly following consummation of the Company Pre-Closing Steps, Merger Sub will merge with and into MAAC, with MAAC as the surviving corporation in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of the Company;

WHEREAS, the Holder is, as of the date hereof, a holder of Company Pre-Closing Common Shares;

WHEREAS, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Holder will be, as of immediately following the Effective Time, a holder of Company Post-Closing Common Shares;

WHEREAS, on the date hereof, the Company, the Holder and certain other Persons are entering into that certain Amendment No. 1 to the Sponsor Support Agreement (the “Amendment to the Sponsor Support Agreement”), which amends the Sponsor Support Agreement, dated May 1, 2021, by and among the Company, the Holder and certain other Persons party thereto (as amended by the Amendment to the Sponsor Support Agreement and as may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Sponsor Support Agreement”); and

WHEREAS, in consideration for the benefits to be received by the Holder under the terms of the Business Combination Agreement, the Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.            Lock-Up Provisions.

(a)           For the applicable Lock-Up Period (as defined below), notwithstanding anything to the contrary set forth in the Company’s bye-laws or any other agreement, except as set forth herein, the Holder shall not (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Company Post-Closing Common Shares, as applicable, that are outstanding and owned by the Holder immediately following the Effective Time (the “Covered Securities”) or (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Covered Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Covered Securities, in cash or otherwise, and whether any such transaction is made or executed by or on behalf of someone other than the Holder (each, a “Sale Transaction”), in each case, without the prior written consent of the Company. The foregoing limitations shall remain in full force and effect for a period of: (A) with respect to 100% of the Company Post-Closing Common Shares owned by the Holder as of immediately following the Effective Time, six (6) months from and after the Closing Date, (B) with respect to 25% of the Company Post-Closing Common Shares owned by the Holder as of immediately following the Effective Time, the earlier of (I) twelve (12) months following the date on which the applicable Earn-Out Shares (as such term is defined in the Sponsor Support Agreement) vest pursuant to Section 2 of the Sponsor Support Agreement and (II) seventy-two (72) months from and after the Closing Date, and (C) with respect to 50% of the Company Post-Closing Common Shares owned by the Holder as of immediately following the Effective Time, thirty-six (36) months from and after the Closing Date (the periods set forth in the foregoing clauses (A) through (C), as applicable, the “Lock-Up Period”). Notwithstanding the foregoing, the Lock-Up Period described in clauses (A), (B) and/or (C) shall apply to Covered Securities that are Company Post-Closing Common Shares (other than the Earn-out Shares), the $15 Earn-Out Shares (as such term is defined in the Sponsor Support Agreement) and the $20 Earn-out Shares (as such term is defined in the Sponsor Support Agreement) in the manner (and in the applicable proportions) set forth on Annex A hereto. The Company may impose stop-transfer instructions with respect to the Covered Securities subject to the restrictions set forth in this Section 1(a). For the avoidance of doubt, (1) any Earn-Out Shares that vest pursuant to the Sponsor Support Agreement shall remain subject to any applicable Lock-Up Period set forth herein and (2) notwithstanding the expiration of any Lock-Up Period with respect to any Earn-Out Shares, such shares shall remain subject to any applicable restrictions set forth in the Sponsor Support Agreement. For the avoidance of doubt, the Covered Securities shall be measured on an as-exercised or as-converted basis, as applicable.

(b)           The restrictions set forth in Section 1(a) shall not apply to:

(i)                 any securities issued to the Holder in connection with a PIPE Subscription Agreement, including any Covered Securities received in exchange for, or converted for, securities acquired pursuant to a PIPE Subscription Agreement;

(ii)        if the Holder is a party to the Registration Rights Agreement, the sale of any Company Post-Closing Common Shares pursuant to the Holder’s exercise of the piggyback registration rights set forth in, and in accordance with the terms and conditions of, the Registration Rights Agreement, so long as such sale is consummated during the six (6) months from and after the Closing Date;

(iii)          a transfer of any or all of the Covered Securities:

(A)             by gift, will, intestate succession or charitable contribution;

(B)              to any Permitted Transferee (as defined below);

(C)              by operation of law or pursuant to a court order or an order of a regulatory agency, such as a qualified domestic relations order, divorce decree or separation agreement;

(D)              in connection with the Company’s consummation of a liquidation, merger, amalgamation, share exchange, reorganization, tender offer or other similar transaction that results in all of the Company’s shareholders having the right to exchange their equity holdings in the Company for cash, securities or other property;

(E)              by pledging, hypothecating or otherwise granting a security interest in Covered Securities in a bona fide transaction to one or more unaffiliated lending institutions as collateral or security for any margin loan and any transfer in the event of foreclosure upon such Covered Securities as a result of a default on such margin loan (so long as any such pledge, hypothecation or grant of security interest shall be on terms consistent with customary margin loans, and the Holder shall provide the Company with written notice prior to entering into such margin loan);

(F)             a sale or other transfer by an Upstream Equity Holder of its direct or indirect common stock or membership, partnership or other equity ownership interest in the Holder (whether or not for consideration); or

(G)             to cover any direct or indirect tax obligations (including satisfying any withholding taxes and/or estimated taxes due as a result of the exercise, vesting or settlement, as applicable, of any securities) that may accrue to the Holder, the Holder’s direct or indirect owners or the Holder’s Permitted Transferees;

provided, however, that in the case of any of the foregoing clauses (A), (B) or (C), the transferee in such transfer shall agree in a writing delivered to the Company that the Covered Securities so transferred will thereafter continue be subject to the terms of Section 1(a) unless released earlier in accordance with Section 1(h) of this Agreement; and

(iv)          the establishment or modification of a written plan meeting the requirements of Rule 10b5-1 of the Exchange Act that does not provide for the sale or transfer of Covered Securities during the Lock-Up Period; provided that, to the extent a public announcement or filing under the Exchange Act is required regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no sales or transfers of Covered Securities may be made under such plan during the Lock-Up Period.

(c)           As used in this Agreement, the term “Permitted Transferee” means: (A) the Holder’s immediate family (which shall mean, with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (B) any entities controlled by, controlling or under common control with the Holder, (C) any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, (D) if the Holder is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (E) if the Holder is an entity, any direct or indirect partners, members or equity holders of the Holder, any affiliate (as defined in Rule 405 promulgated under the Securities Act) or employee of the Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates (including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), and (F) a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under this Agreement. As used in this Agreement, the term “Upstream Equity Holder” means, with respect to the Holder, its direct or indirect stockholders, partners, members or other equity holders.

(d)          The Holder agrees to execute and deliver such other customary agreements as may be reasonably requested by the Company or the managing underwriter in an underwritten transaction that are consistent with this Agreement or that are necessary to give further effect thereto. Any such agreement entered into after the date hereof (i) shall not be more restrictive than this Agreement and (ii) shall include provisions providing for the pro rata release of the Holder’s shares that are consistent with Section 1(h) hereof, unless the Holder agrees otherwise in writing.

(e)           If any Sale Transaction is made or attempted contrary to the provisions of this Agreement, such purported Sale Transaction shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the applicable Covered Securities as one of its equity holders for any purpose.

(f)            During the Lock-Up Period, each certificate (if any) or book entry evidencing any Covered Securities owned by the Holder shall be stamped or otherwise imprinted or legended with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2021, BY AND AMONG ROIVANT SCIENCES LTD. (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS IT MAY BE AMENDED FROM TIME TO TIME. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g)           For the avoidance of any doubt, the Holder shall retain all of its rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Covered Securities.

(h)           Any discretionary waiver or any amendment, modification or termination of (i) the restrictions set forth in Section 1(a) of any lock-up agreement entered into on the date hereof by the Company and a holder of its securities and (ii) the lock-up, holdback or similar provisions, agreements or restrictions set forth in the Company’s bye-laws, the Registration Rights Agreement or any other agreement entered into on the date hereof between the Company and a holder of its securities, in each case, shall waive, amend, modify or terminate the provisions of Section 1(a) of this Agreement with respect to the Holder to the same extent and/or in the same aggregate amount, applied pro rata, to release Covered Securities that are subject to the restrictions set forth in clauses (A), (B) or (C) of Section 1(a) of this Agreement, respectively, based on the number of shares held by the Holder that are subject to such restrictions, but taking into account differences in the restrictions set forth in clause (B) of Section 1(a) of this Agreement with respect to the Holder. The Company shall use commercially reasonable efforts to, at least two (2) business days prior to the effective date of any waiver or release pursuant to this Section 1(h), provide written notice to the Holder stating the number of Covered Securities to be released.

(i)            In the event the Holder effects a Transfer (as defined in the Sponsor Support Agreement) of any Company Pre-Closing Common Shares, in accordance with the terms and conditions of the Sponsor Support Agreement, the Holder shall cause the transferee of any such Transfer to enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of the Holder hereunder) prior and as a condition to the occurrence of such Transfer.

2.            Termination. This Agreement shall be binding upon the Holder upon the Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the termination of the Business Combination Agreement in accordance with its terms. This Agreement shall automatically terminate, without any notice or other action by any Party, upon the expiration of all applicable Lock-Up Periods applicable to the Holder; provided that such termination shall not release the Holder from any liability for any breach of this Agreement prior to such termination.

3.            Notices.. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to the Company, to:

Roivant Sciences Ltd.
Suite 1, 3rd Floor,
11-12 St. James’s Square,
London SW1Y 4LB,
United Kingdom

Attention:	Matthew Gline
E-mail:	matthew.gline@roivant.com
legalnotices@roivant.com

with a copy (which shall not constitute notice) to:

Roivant Sciences, Inc.
151 West 42nd Street, 15th Floor
New York, NY 10036

Attention:	General Counsel
E-mail:	jo.chen@roivant.com

-and-

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	Derek Dostal; Lee Hochbaum; Brian Wolfe
Email:	derek.dostal@davispolk.com; lee.hochbaum@davispolk.com;
brian.wolfe@davispolk.com

If to the Holder, to the address on the Holder’s signature page hereto;

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

4.            Entire Agreement. This Agreement and the Sponsor Support Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

5.            Amendments and Waivers; Assignment.

(a)           Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Holder and the Company.

(b)           Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

(c)           Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Holder without the Company’s prior written consent (to be withheld or given in its sole discretion). Any attempted assignment of this Agreement not in accordance with the terms of this Section 5 shall be null and void ab initio.

6.            No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to, or shall be deemed to, create a joint venture.

7.           Miscellaneous. Sections 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Lock-Up Agreement as of the date first above written.

ROIVANT SCIENCES LTD.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Lock-Up Agreement as of the date first above written.

[HOLDER]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]